Exhibit 11

British American Tobacco p.l.c.

TR-1: Notification of major holdings

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	British American Tobacco p.l.c.
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name	The Capital Group Companies, Inc.
City and country of registered office (if applicable)	Los Angeles, USA
4. Full name of shareholder(s) (if different from 3)[v]
Name
City and country of registered office (if applicable)
Name
City and country of registered office (if applicable)
Name
City and country of registered office (if applicable)
Name
City and country of registered office (if applicable)
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:	21/10/2026
6. Date on which issuer notified (DD/MM/YYYY):	22/10/2026

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	18.023677	0.000000	18.023677	388,574,533
Position of previous notification (if applicable)	17.934796	0.000000	17.934796

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0002875804 Common Stock		291,270,072		13.510298%
US1104481072 Depository Receipt		97,304,461		4.513379%
SUBTOTAL 8. A	388,574,533		18.023677%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
N/A
SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv

(please add additional rows as necessary)

X
Namexv	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Capital Group Companies, Inc.	Capital Research and Management Company	17.903643		17.903643%
The Capital Group Companies, Inc.	Capital International, Inc.
The Capital Group Companies, Inc.	Capital Group Private Client Services, Inc.
The Capital Group Companies, Inc.	Capital International Sarl
The Capital Group Companies, Inc.	Capital International Limited

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

The Capital Group Companies, Inc. (”CGC”) is the parent company of Capital Research and Management Company (”CRMC”) and Capital Bank & Trust Company (”CB&T”). CRMC is a U.S.-based investment management company that serves as investment manager to the American Funds family of mutual funds, other pooled investment vehicles, as well as individual and institutional clients. CRMC and its investment manager affiliates manage equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors. CRMC is the parent company of Capital Group International, Inc. (”CGII”), which in turn is the parent company of six investment management companies (”CGII management companies”): Capital International, Inc., Capital International Limited, Capital International Sàrl, Capital International K.K., Capital Group Private Client Services Inc, and Capital Group Investment Management Private Limited. CGII management companies primarily serve as investment managers to institutional and high net worth clients. CB&T is a U.S.-based registered investment adviser and an affiliated federally chartered bank.

Neither CGC nor any of its affiliates own shares of the Issuer for its own account. Rather, the shares reported on this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above

Place of completion	Los Angeles
Date of completion	22/10/2026

Name of duly authorised officer of issuer responsible for making notification:

Christopher Worlock

Assistant Secretary

British American Tobacco p.l.c.

23 October 2026

Enquiries:

British American Tobacco Media Centre
+44 (0) 20 7845 2888 (24 hours) | @BATplc

Investor Relations

Victoria Buxton | IR_team@bat.com